Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

                        Chrysler Center, 666 Third Avenue
                            New York, New York 10017

Jeffrey P. Schultz                                              212 935 3000
                                                                212 983 3115 fax

Direct dial  212 692 6732
jschultz@mintz.com
------------------

                                                        August 30, 2005

VIA EDGAR TRANSMISSION
----------------------
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W
Mail Stop 3561.
Washington, D.C. 20549

Re:      Platinum Energy Resources, Inc.
         Registration Statement on Form S-1
         Amendment No. 1 Filed on July 27, 2005
         File No. 333-125687


Ladies and Gentlemen:

         On behalf of Platinum Energy Resources, Inc. (the "Company"), we are hereby filing with the Securities and Exchange Commission (the "Commission") amendment no. 2 to the Company's Registration Statement on Form S-1 (the "Amendment"), as initially filed with the Commission on June 10, 2005 and amended on July 27, 2005. We are delivering clean and marked complete courtesy copies of the Amendment to each of John Reynolds and Thomas Kluck of the Commission.

         Set forth below are the Company's responses to the Commission's comments given by letter (the "Comment Letter") dated August 24, 2005 from John Reynolds, Assistant Director, Office of Emerging Growth Companies. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter.

General

1. We note your response to our previous comment five. Please explain the basis for your disclosure that the securities will be listed on the American Stock Exchange. Please explain how the company will satisfy each criterion for at least one of the listing standards on the exchange. Please include a discussion of all of the quantitative standards, e.g., number of public shareholders.

         Response: The Company's securities will no longer be listed on the American Stock Exchange due to the American Stock Exchange's moratorium on listing blank check companies. Consequently, we have removed all references to the American Stock Exchange throughout the Amendment. The underwriters intend to sell units in the offering to retail investors in the following states:
Colorado, Delaware, the District of Columbia, Florida, Hawaii, Illinois, Indiana, New York and Rhode Island.

Platinum Energy Resources, Inc.
Page 2 of 6


Risk Factors, page 6
--------------------

2. As a general rule, your risk factors should only work in this document. If they are readily transferable to other offering documents, they are probably too generic. See Item 503(c) of Regulation S-K. You should present as risk factors only those factors that represent a material risk to investors in this offering. Do not include risk factors that could apply to any issuer or to any other offering. Many of your risk factors fit into this category and you should remove them; e.g., 28th, 29th, 30th, 31st, and 33rd.

         Response: In response to this comment, we respectfully submit that numerous other special purpose acquisition corporation (SPAC) offerings approved by the Staff have included risk factors applicable to the particular industry in which such company was pursuing a target business for a business combination. We believe that the risk factors currently included (such as the 28th, 29th, 30th, 31st, and 33rd) are not generic and are specific to a company that intends to acquire a target business in the oil and gas exploration and production (E&P) industry. Once we enter into an acquisition agreement with a target business, we would include more specific risk factors relating to such target business in the proxy solicitation materials disseminated to our stockholders. Because investors are making an investment in the Company which intends to acquire a target business in the oil and gas E&P industry, we believe that it is important for such investors to be aware of the most prominent risk factors applicable to oil and gas E&P companies that the Company may acquire, including fluctuations in energy prices, changes in technology rendering oil and gas as energy sources obsolete, government regulation, etc.

3. Several of the risk factors presented continue to be duplicative and/or not material. Please revise and delete unnecessary risk factors; e.g., 15th, 35th and 36th.

         Response: In response to this comment, we have deleted the 15th, 35th and 36th risk factors and revised the fourth risk factor to add additional disclosure relating to risks of competition.

4.       We  still  question  the  27th  risk  factor.   It  is  not  clear  how
         disallowance in a particular state will jeopardize an investor in that state if he or she is unable to invest. Please explain.

         Response: In response to this comment, we have revised the 27th risk factor to reflect that the risk to the initial investors relates to the breadth of distribution and the liquidity of the Company's securities in light of the few states in which the offering may be permitted to be sold to retail investors.

Use of Proceeds, page 17
------------------------

5. We note your response to our previous comment 18 and we reissue the comment. We note that the company states that "[t]he proceeds held in the trust fund may be used as consideration to pay the sellers of a target business...Any amounts not paid as consideration to the sellers of the target business may be used to finance operations of the target business." Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. For example, please

Platinum Energy Resources, Inc.
Page 3 of 6


         include whether any finder's fees and expenses that are in addition to those expenses to be paid from the net proceeds not held in trust, could be paid from the proceeds held in trust if the company would consummate a business combination. If not, please affirmatively confirm that the proceeds held in trust will not be used to pay any finder's fees or expenses related to finding target businesses. Please reconcile this disclosure with the disclosure in the second to last full paragraph on page 21 in the MD&A section.

         Response: In response to this comment, we have discussed all currently contemplated possible use of proceeds held in trust if such funds are released to the Company in the Use of Proceeds section on page 17 of the Amendment. In addition to financing the operations of the target business, such proceeds may also be used for payments of finder's fees or professional fees or payments of any fees or costs incurred in connection with any debt or equity financing made in connection with the business combination. In addition, to the extent that the funds not held in the trust fund are insufficient to cover the expenses of a business combination, including the payment of finder's fees, if any, such expenses would be paid out of the proceeds held in the trust fund which are released to us upon the consummation of a business combination. In addition, it is possible that the Company's directors, officers and/or existing stockholders could advance the Company the additional required funds prior to the business combination, thereby increasing the amount of excess out-of-pocket expenses that might be reimbursed following a business combination. We have also revised the disclosure in the MD&A section on page 21 of the Amendment to reflect the foregoing.

6. In the use of proceeds table, in the use of net proceeds not held in trust, we note the line item of $180,000 for "[l]egal, accounting, and other expenses attendant to the due diligence investigations, structuring and negotiations of a business combination." We also note another line item of $180,000 allocated to due diligence and a line item of working capital for reimbursement of expenses incurred in investigating a target business. Please explain why there are two separate amounts for due diligence and another line item for similar expenses. Please reconcile these line items with the disclosure in the first full paragraph on page 18 that "[o]ur officers and directors...would be reimbursed for any out-of-pocket expenses...in connection with such due diligence activities. We believe that the excess working capital will be sufficient to cover the foregoing expenses and reimbursement costs." Please explain which line item would be allocated to pay existing stockholders for reimbursement of their out-of-pocket expenses for due diligence. Please clearly indicate which line item will be allocated to pay fees to market research firms and or third party consultants to assist the company's search for a target business and whether these fees would include due diligence. Please clearly indicate whether any of the reimbursements to stockholders for out-of-pocket expenses will be for their payments to third parties for third parties' performance of due diligence. Please reconcile theses expenses with the disclosure in the last two full paragraphs on page 21 in the MD&A section.

         Response: In response to this comment, we have revised the line items and the disclosure in both the Use of Proceeds section and MD&A section to clearly indicate which line items are allocated to which expenses.

Platinum Energy Resources, Inc.
Page 4 of 6


Platinum Energy Resources, Inc.
Page 4 of 6

Management's  Discussion  and  Analysis of  Financial  Condition  and Results of
--------------------------------------------------------------------------------
Operations, page 21
-------------------

7. We note the statement " (t)o the extent that our capital stock is used in whole or in part as consideration to effect a business combination, the proceeds held in the trust as well as any other net proceeds not expended will be used to finance the operations of the target business." Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. Please see our comments above for the use of proceeds section.

         Response: In response to this comment, we have added disclosure on page 21 of the Amendment relating to all currently contemplated possible uses of the proceeds held in trust if such funds are released to the Company.

Proposed Business, page 23
--------------------------

Introduction -- Oil and Gas E&P Industry, page 23
-------------------------------------------------

8. We note the statement that "We believe that there is a gap in value between oil and gas reserves and the price of energy commodities." The statement is not understood and should be explained. If it is derived from published documents, please cite them.

         Response: In response to this comment, we have further explained the statement by adding the statement on page 23 of the Amendment that "Oil and gas E&P companies have been purchased during the past year for significantly less than the market price of oil on commodities exchanges on a per barrel of oil equivalent basis." One source for this statement is an article from Barron's, "Drilling for Dollars," Andrew Barry (August 15, 2005).

Management, page 31.  Conflicts of Interest,  page 33
-----------------------------------------------------

9.       Please  fully   disclose  the  intentions  of  officers  and  directors
         regarding purchase of shares in this offering and/or in the open market presently discussed in boilerplate at the top of page 34.

         Response: In response to this comment, we have disclosed on page 33 of the Amendment that the Company's officers, directors and existing stockholders currently do not intend to purchase the Company's securities in this offering or the open market.

10.      The   reference   to  "proxy   solicitation   materials   furnished  to
         stockholders" on the same page should be revised if the registrant does not intend to register under section 12 of the Exchange Act.

         Response: The Company intends to register under Section 12 of the Exchange Act and will do so prior to being declared effective by the Staff.

Where You Can Find Additional Information, page 45
--------------------------------------------------

11. Please include the Commission's new address: 100 F Street, N.E., Washington, DC 20549.

Platinum Energy Resources, Inc.
Page 5 of 6


         Response:   In  response  to  this   comment,   we  have  included  the
Commission's new address.

Financial Statements
--------------------

Note 3 -- Proposed offering, F-9
--------------------------------

12. We read your response and revised disclosure related to our prior comment 42. It is unclear to us how you determined that using eight companies with market capitalizations under $1.3 billion was reasonable. Please provide us with a list of the companies used in your estimate and identify their market capitalization and volatility. Supplement your response with a narrative discussion (using quantitative and qualitative points) to clarify why you believe your business is comparable. Please advise or revise.

         Response: In response to this comment, we have revised our analysis to use a representative sample of seven (7) companies with an average market capitalization as of August 29, 2005 of $407 million, ranging from $309 million to $595 million. Please see page F-3 of the Amendment. The comparable companies and their respective market capitalizations and calculated volatility are as follows:

                                                Calculated Volatility
                                               for twelve months ended     Market Capitalization
      Name of Company             Symbol           June 30, 2005           as of August 29, 2005
Meridian Resources                TMR                  48.27%                    $315,400,000
Edge Petroleum                    EPEX                 48.56%                    $309,200,000
Brigham Exploration               BEXP                 38.79%                    $413,400,000
Petroleum Dev Corp                PETD                 52.05%                    $595,100,000
Callon Petroleum                  CPE                  38.44%                    $350,400,000
Goodrich Petroleum                GDP                  62.86%                    $498,600,000
Harvest Natural Resources         HNR                  58.58%                    $367,200,000


Since we may acquire a target business which has a fair market value significantly in excess of 80% of our net assets by raising additional funds through financing arrangements or by using equity as consideration, we believe that these companies may represent comparable businesses post-business combination for purposes of the Black-Scholes valuation of the UPO.

Other Regulatory

13. Please provide a currently dated consent of the independent accountants with any amendment to the registration statement.

         Response:  We will comply with the Staff's request.

Platinum Energy Resources, Inc.
Page 6 of 6


         Please call the undersigned at (212) 692-6732 with any comments or questions regarding the Amendment and please send a copy of any written comments to the following parties:

                              Kenneth R. Koch, Esq.
                            Jeffrey P. Schultz, Esq.
                           Mintz, Levin, Cohn, Ferris,
                             Glovsky and Popeo, P.C.
                                666 Third Avenue
                               New York, NY 10017
                              Phone: (212) 935-3000
                               Fax: (212) 983-3115


                                                     Very truly yours,



                                                     Jeffrey P. Schultz

cc:      Securities and Exchange Commission
         ----------------------------------

         Thomas Kluck, Esq.

         Platinum Energy Resources, Inc.
         -------------------------------

         Barry Kostiner
         Mark Nordlicht

         Littman Krooks LLP
         ------------------

         Steven Uslaner, Esq.

         Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
         ---------------------------------------------------

         Kenneth R. Koch, Esq.